91300/999/prelims/is/s411.htm

As filed with the Securities and Exchange Commission on March 14, 2001 Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION Washington, D.C.

FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A. Exact name of trust:
MUNICIPAL INVESTMENT TRUST FUND INSURED SERIES 411 DEFINED ASSET FUNDS
B. Name of depositor:
MERRILL LYNCH, PIERCE, FENNER & SMITH INC. SALOMON SMITH BARNEY INC. UBS PAINEWEBBER INC. DEAN WITTER REYNOLDS INC.
C. Complete addresses of depositor's principal executive offices:
MERRILL LYNCH, PIERCE, FENNER& SMITH INCORPORATED UNIT INVESTMENT TRUST DIVISION P.O. BOX 9051 PRINCETON, N.J. 08543-9051	UBS PAINEWEBBER INC. 1285 AVENUE OF THE AMERICAS NEW YORK, NEW YORK 10019
SALOMON SMITH BARNEY INC. 7 WORLD TRADE CENTER 40TH FLOOR NEW YORK, N.Y. 10048	DEAN WITTER REYNOLDS INC. TWO WORLD TRADE CENTER 59TH FLOOR NEW YORK, N.Y. 10048
D. Names and complete addresses of agent for service:
TERESA KONCICK, ESQ. P.O. BOX 9051 PRINCETON, N.J. 08543-9051		ROBERT E. HOLLEY 1200 HARBOR BLVD. WEEHAWKEN, NJ 07087
MICHAEL KOCHMANN 7 WORLD TRADE CENTER NEW YORK, NY 10048	COPIES TO: PIERRE DE SAINT PHALLE, ESQ. 450 LEXINGTON AVENUE NEW YORK, NEW YORK 10017	DOUGLAS LOWE, ESQ. DEAN WITTER REYNOLDS INC. TWO WORLD TRADE CENTER -- 59TH FLOOR NEW YORK, NY 10048
E. Title of securities being registered:
An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.
F. Approximate date of proposed sale to public:
As soon as practicable after the effective date of the Registration Statement.
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PART II ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS
A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

I.	Bonding arrangements of the Depositor are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).
II.	The date of organization of the Depositor is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.
III.	The Charter and By-Laws of the Depositor are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).
IV.	Information as to Officers and Directors of the Depositor has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:

SEC FILE OR IDENTIFICATION NO.
Merrill Lynch, Pierce, Fenner & Smith Incorporated	8-7221
Salomon Smith Barney Inc.	8-8177
UBS PaineWebber Inc.	8-16267
Dean Witter Reynolds Inc.	8-14172

    B.  The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:

Merrill Lynch, Pierce, Fenner & Smith Incorporated	13-5674085
Salomon Smith Barney Inc.	13-1912900
UBS PaineWebber Inc.	13-2638166
Dean Witter Reynolds Inc.	94-0899825
The Chase Manhattan Bank, Trustee	13-4994650

UNDERTAKING

The Sponsors undertake that they will not instruct the Trustee to accept from (i) Asset Guaranty Reinsurance Company, Municipal Bond Investors Assurance Corporation or any other insurance company affiliated with any of the Sponsors, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to such Security or (ii) any affiliate of the Sponsors who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless such instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940.
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SERIES OF DEFINED ASSET FUNDS DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

Series Number	SEC File Number
Defined Asset Funds Municipal Defined Fund	333-58397
CONTENTS OF REGISTRATION STATEMENT
THE REGISTRATION STATEMENT ON FORM S-6 COMPRISES THE FOLLOWING PAPERS AND DOCUMENTS:
The Facing sheet of Form S-6
The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds Municipal Series, 1933 Act File No. 33-54565).
The Prospectus.
Additional Information not included in the Prospectus (Part II).

The following exhibits:
*1.1 --	Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to the Registration Statement of Defined Asset Funds Municipal Defined Fund Series 2, 1933 Act File No. 333-62185).
1.1.1 --	Form of Standard Terms and Conditions of Trust Effective October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
1.11.1 --	Merrill Lynch Code of Ethics (incorporated by reference to Exhibit 1.11.1 to the Post Effective Amendment No. 8 to the Registration Statement of Municipal Investment Trust Fund, Insured Series 186, 1933 Act File No. 33-49159).
1.11.2 --	Municipal Investment Trust Fund Code of Ethics (incorporated by reference to Exhibit 1.11.2 to the Post Effective Amendment No. 8 to the Registration Statement of Municipal Investment Trust Fund, Insured Series 186, 1933 Act File No. 33-49159).
1.2 --	Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
2.1 --	Form of Certificate of Beneficial Interest (included in Exhibit 1.1.1).
*3.1 --	Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the heading "How the Fund Works--Legal Opinion" in the Prospectus.
*4.1 --	Consent of the Evaluator.
*5.1 --	Consent of independent accountants.
9.1 --	Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-409, 1933 Act File No. 333-81777).
______________
*  To be filed with Amendment to Registration Statement.

R-1

DEFINED ASSET FUNDS MUNICIPAL INVESTMENT TRUST FUND MULTISTATE SERIES
SIGNATURES

The registrant hereby identifies the series numbers of Equity Income Fund and Equity Investor Fund listed on page R-1 for the purposes of representations required by Rule 487 and represents the following:

1)	That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

2)	That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

3)	That it has complied with Rule 460 under the Securities Act of 1933.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 14TH DAY OF MARCH, 2001.

Signatures appear on pages R-3, R-4, R-5 and R-6.

A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.
R-2

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED DEPOSITOR

By the following persons, who constitute a majority of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated:	Powers of Attorney have been filed under Form SE and the following 1933 Act File Number: 333-70593
GEORGE A SCHIEREN JOHN L. STEFFENS
By JAY M. FIFE (As authorized signatory for Merrill Lynch, Pierce, Fenner & Smith Incorporated and Attorney-in-fact for the persons listed above)
R-3

SALOMON SMITH BARNEY INC. DEPOSITOR
By the following persons, who constitute a majority of the Board of Directors of Salomon Smith Barney Inc.:	Powers of Attorney have been filed under the 1933 Act File Numbers: 333-63417 and 333-63033.
MICHAEL CARPENTER DERYCK C. MAUGHAN
BY GINA LEMON (As authorized signatory for Salomon Smith Barney Inc. and Attorney-in-fact for the persons listed above)
R-4

PAINEWEBBER INCORPORATED DEPOSITOR
By the following persons, who constitute a majority of the Board of Directors of PaineWebber Incorporated:	Powers of Attorney have been filed under the following 1933 Act File Number: 2-61279
MARGO N. ALEXANDER
TERRY L. ATKINSON
BRIAN M. BAREFOOT
STEVEN P. BAUM
MICHAEL CULP
REGINA A. DOLAN
JOSEPH J. GRANO, JR.
EDWARD M. KERSCHNER
JAMES P. MacGILVRAY
DONALD B. MARRON
ROBERT H. SILVER
MARK B. SUTTON
By ROBERT E. HOLLEY (As authorized signatory for PaineWebber Incorporated and Attorney-in-fact for the persons listed above)
R-5

DEAN WITTER REYNOLDS INC. DEPOSITOR
By the following persons, who constitute a majority of the Board of Directors of Dean Witter Reynolds Inc.:	Powers of Attorney have been filed under Form SE and the following 1933 Act File Numbers: 33-17085, 333-13039, 333-47553, 333-89009, 333-39302 and 333-53964.
BRUCE F. ALONSO STEPHEN S. CRANFORD JAMES F. HIGGINS DONALD G. KEMPF, JR. JOHN J. MACK MITCHELL M. MERIN STEPHEN R. MILLER PHILIP J. PURCELL JOHN H. SCHAEFER ROBERT G. SCOTT JOSEPH G. SINISCALCHI
By MICHAEL D. BROWNE (As authorized signatory for Dean Witter Reynolds Inc. and Attorney-in-fact for the persons listed above)
R-6